UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of January 2016

Commission File Number 1-14966

CNOOC Limited
(Translation of registrant’s name into English)

65th Floor
Bank of China Tower
One Garden Road
Central, Hong Kong
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  Not applicable

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CNOOC Limited

By:	/s/ Jiewen Li
Name:	Jiewen Li
Title:	Joint Company Secretary

Dated: January 19, 2016

EXHIBIT INDEX

Exhibit No.	Description
99.1	Announcement entitled “2016 Business Strategy"
99.2	Press Release entitled “CNOOC Limited Announces its 2016 Business Strategy and Development Plan”

Exhibit 99.1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this document, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this document.

(Incorporated in Hong Kong with limited liability under the Companies Ordinance)

(Stock Code: 00883)

2016 Business Strategy

In line with its policy of keeping the market informed of its activities, the Company announces a summary of its business strategy and development plan for the year 2016.

This announcement includes “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995, including statements regarding expected future events, business prospectus or financial results. The words “expect”, “anticipate”, “continue”, “estimate”, “objective”, “ongoing”, “may”, “will”, “project”, “should”, “believe”, “plans”, “intends” and similar expressions are intended to identify such forward-looking statements. These statements are based on assumptions and analyses made by the Company that it believes are appropriate under the circumstances. However, whether actual results and developments will meet the expectations and predictions of the Company depend on a number of risks and uncertainties which could cause the actual results, performance and financial condition to differ materially from the Company’s expectations. For a description of these risks and uncertainties, please see the documents the Company files from time to time with the United States Securities and Exchange Commission, including the 2014 Annual Report on Form 20-F filed on 22 April 2015.

In line with its policy of keeping the market informed of its activities, CNOOC Limited (the “Company”) announces a summary of its business strategy and development plan for the year 2016.

The Company’s targeted net production for 2016 is 470 million to 485 million barrels of oil equivalent (BOE)*, of which, production from China and overseas accounts for approximately 66% and 34%, respectively. The Company’s net production for 2015 is expected to be approximately 495 million BOE. The Company’s net production for 2017 and 2018 is estimated to be approximately 484 million BOE and 502 million BOE, respectively.

In 2016, four new projects are expected to come on stream, namely Kenli 10-4, Panyu 11-5, Weizhou 6-9/6-10 oilfield comprehensive adjustment and Enping 18-1. Currently, nearly 20 projects are under construction.

In 2016, the Company plans to drill 115 exploration wells and acquire approximately 10 thousand kilometers 2-Dimensional (2D) seismic data as well as approximately 14 thousand square kilometers 3-Dimensional (3D) seismic data.

The Company’s total capital expenditure for 2016 will be no more than RMB60.0 billion. The capital expenditures for exploration, development and production account for approximately 19%, 64% and 13%, respectively. With the decrease in capital expenditures, the Company expects to achieve the whole-year targets by cost control and efficiency enhancement.

* Including our interest in equity-accounted investees.

By Order of the Board CNOOC Limited Li Jiewen Joint Company Secretary

Hong Kong, 19 January 2016

As at the date of this announcement, the Board comprises the following:

Executive Directors	Independent Non-executive Directors
Li Fanrong	Chiu Sung Hong
Wu Guangqi	Lawrence J. Lau
Tse Hau Yin, Aloysius
Kevin G. Lynch

Non-executive Directors

Yang Hua (Chairman)

Lv Bo

This announcement includes “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995, including statements regarding expected future events, business prospectus or financial results. The words “expect”, “anticipate”, “continue”, “estimate”, “objective”, “ongoing”, “may”, “will”, “project”, “should”, “believe”, “plans”, “intends” and similar expressions are intended to identify such forward-looking statements.

These statements are based on assumptions and analyses made by the Company in light of its experience and its perception of historical trends, current conditions and expected future developments, as well as other factors the Company believes are appropriate under the circumstances. However, whether actual results and developments will meet the expectations and predictions of the Company depends on a number of risks and uncertainties which could cause the actual results, performance and financial condition to differ materially from the Company’s expectations, including those associated with fluctuations in crude oil and natural gas prices, the exploration or development activities, the capital expenditure requirements, the business strategy, whether the transactions entered into by the Group can complete on schedule pursuant to the terms and timetable or at all, the highly competitive nature of the oil and natural gas industries, the foreign operations, environmental liabilities and compliance requirements, and economic and political conditions in the People’s Republic of China. For a description of these risks and uncertainties, please see the documents the Company files from time to time with the United States Securities and Exchange Commission, including the 2014 Annual Report on Form 20-F filed on 22 April 2015. Consequently, all of the forward-looking statements made in this announcement are qualified by these cautionary statements. The Company cannot assure that the results or developments anticipated will be realised or, even if substantially realised, that they will have the expected effect on the Company, its business or operations.

Exhibit 99.2

中國海洋石油有限公司

CNOOC LIMITED

For Immediate Release

CNOOC Limited Announces its

2016 Business Strategy and Development Plan

(Hong Kong, January 19, 2016) - CNOOC Limited (the “Company”, SEHK: 00883, NYSE: CEO, TSX: CNU) today announced its business strategy and development plan for the year 2016.

The Company’s net production target for 2016 is in the range of 470-485 million barrels of oil equivalent (BOE), of which approximately 66% and 34% are produced in China and overseas respectively. The net production targets set for 2017 and 2018 are around 484 and 502 million BOE respectively. The estimated net production for 2015 was approximately 495 million BOE.

There will be 4 new projects coming on stream, including the Kenli 10-4, Panyu 11-5, Weizhou 6-9/6-10 oilfield comprehensive adjustment and Enping 18-1. Currently, nearly 20 projects are under construction.

Within the year, we plan to drill around 115 exploration wells and acquire approximately 10 thousand kilometers of 2-Dimensional (2D) seismic data as well as approximately 14 thousand square kilometers of 3-Dimensional (3D) seismic data.

The Company’s total capital expenditure for 2016 will be no more than RMB60.0 billion. Of that amount, the capital expenditures for exploration, development and production will account for around 19%, 64% and 13% respectively. The Company expects to achieve the whole-year targets by cost control and efficiency enhancement despite the lower capital expenditure.

Mr. Zhong Hua, CFO of the Company, commented: “In response to the continued challenge posed by low oil prices, we will maintain prudent financial policy and further strengthen cost-control measures in order to make steady progress in the overall business, including exploration, development and production.”

Mr. Li Fanrong, CEO of the Company, commented: “Faced with an increasingly complicated operating environment in 2016, the Company will fully utilize market mechanisms and combine innovations in technology and management in order to reduce costs and enhance efficiency. In addition, the Company will ensure an appropriate balance between short-term returns and long-term growth to promote a steady and healthy development.”

– End –

Notes to Editors:

More information about the Company is available at http://www.cnoocltd.com.

*** *** *** ***

This press release includes “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995, including statements regarding expected future events, business prospectus or financial results. The words "expect", "anticipate", "continue", "estimate", "objective", "ongoing", "may", "will", "project", "should", "believe", "plans", "intends" and similar expressions are intended to identify such forward-looking statements. These statements are based on assumptions and analysis made by the Company in light of its experience and perception of historical trends, current conditions and expected future developments, as well as other factors that the Company believes reasonable under the circumstances. However, whether actual results and developments will meet the Company’s expectations and predictions depends on a number of risks and uncertainties which could cause the actual results, performance and financial conditions to differ materially from the Company’s expectations, including those associated with fluctuations in crude oil and natural gas prices, the exploration or development activities, the capital expenditure requirements, the business strategy, whether the transactions entered into by the Company can complete on schedule pursuant to its timetable or at all, the highly competitive nature of the oil and natural gas industries, the foreign operations, environmental liabilities and compliance requirements, and economic and political conditions in the People’s Republic of China. For a description of these and other risks and uncertainties, please see the documents the Company has filed from time to time with the United States Securities and Exchange Commission, including 2014 Annual Report on Form 20-F filed on April 22, 2015.

Consequently, all of the forward-looking statements made in this press release are qualified by these cautionary statements. The Company cannot assure that the results or developments anticipated will be realized or, even if substantially realized, that they will have the expected effect on the Company, its business or operations.

*** *** *** ***

For further enquiries, please contact:

Ms. Michelle Zhang

Deputy Manager, Media / Public Relations

CNOOC Limited

Tel: +86-10-8452-6642

Fax: +86-10-8452-1441

E-mail: MR@cnooc.com.cn

Ms. Cathy Zhang

Hill+Knowlton Strategies Asia

Tel: +852-2894-6211

Fax: +852-2576-1990

E-mail: cathy.zhang@hkstrategies.com